Form 6-K

02027552

Securities and Exchange Commission
Washington, D.C. 20549

P.E.
4-22-02

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of , 2002

WOLSELEY PLC

(Translation of registrant's name into English)

P. O. Box 18, Vines Lane
Droitwich Spa, Worcestershire WR9 8ND, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 _____

The following documents are filed herewith:

INDEX

DOCUMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc
(Registrant)

By:________________________
David A. Branson
Group Company Secretary

Date: April 22, 2002

Exhibit 1.1

See Attached

NEWS RELEASE
15 April 2002

Wolseley plc
Board Changes

Wolseley plc announces that Richard Ireland, the group's Non-Executive Chairman, will retire from the Board after the company's Annual General Meeting on 13 December 2002. The Board proposes to elect John Whybrow as Non-Executive Chairman on Richard Ireland's retirement. He is currently a Non-Executive Director of the company, and was appointed Deputy Chairman on 12 April 2002. John Whybrow, 55, was President and Chief Executive of Philips Lighting Holding B.V. from 1995 to 2001 and Executive Vice President, Philips Electronics, from 1998 to March 2002 when he returned to the UK.

The company also announces that David Tucker, 62, a Non-Executive Director since 1990, retired from the Board on 12 April 2002. He is replaced by Jim Murray, 55, formally Finance Director of Land Securities Plc, until his retirement last year. Jim Murray joined the Board on 12 April 2002.

Richard Ireland, Chairman, said:

"I believe the Annual General Meeting in December is the right time to stand down from Wolseley and I am pleased that John Whybrow has agreed to succeed me. John has made a valuable contribution to the Board since he joined over four years ago and I believe he is the right man to lead the Board, particularly given his wide international experience. I am pleased to be leaving Wolseley with such a strong foundation for further growth and am delighted with the way that Charles Banks and his executive team are continuing to develop the business.

"The Board also wishes to place on record its sincere thanks to David Tucker for his contribution over the last 12 years and we wish him every success for the future. We are delighted to welcome Jim Murray as a new Non-Executive Director and look forward to working with him."

John Whybrow, Deputy Chairman and Chairman elect, said:

"The Board of Wolseley would like to thank Richard for his enormous contribution to the group over the last 44 years during which time we have seen the group progress to become the major international building materials, plumbing & heating distributor it is today. Through his role, originally as Finance Director from 1975 to 1994 working alongside Jeremy Lancaster and then as Group Chairman since 1996, Richard has been instrumental in the growth of Wolseley and the strategic move of expanding the business into the US & subsequently bringing focus to the Company. I am looking forward to taking up the role of Non-Executive Chairman and continuing to be a part of Wolseley's future growth."

Enquiries:

Wolseley plc
Richard Ireland Tel: 0118 929 8700
Jacqueline Sinclair-Brown

Brunswick Group Ltd
Andrew Fenwick Tel: 020 7404 5959
Sophie Fitton

Notes to Editors:

John Whybrow (55)

An engineer by training with a subsequent MBA, John has a wide business experience gained during a long and varied career. He joined Philips in 1970 and held a number of senior executive positions until leaving to join TDS Circuits PLC as Managing Director in 1988. He returned to Philips in 1990 becoming Chairman and Managing Director of Philips Electronics UK Ltd from 1993 to 1995. During this period John was also Chairman of PDO Discs, and Deputy Chairman of Teletext Holdings Ltd. He left the UK to become the President & CEO of Philips Lighting Holding (1995) based in Holland, joining the Philips main Board in 1998 taking additional responsibilities of Philips Medical Systems & Domestic Appliance Businesses worldwide. John left Philips to return to the UK in April 2002.

Jim Murray (55)

Jim qualified as a chartered accountant at Price Waterhouse, where he spent 12 years. Whilst there, he gained wide experience in a variety of industries before joining Land Securities in 1981 as Assistant Director Finance. He was appointed as a Director of Land Securities Properties in 1987 and in 1991 was made Finance Director of Land Securities Plc. Jim retired from Land Securities Plc at the end of June 2001.

Exhibit 1.2

See Attached

18 April 2002

NEWS RELEASE

WOLSELEY PLC

WOLSELEY ACQUIRES CLAYTON ACQUISITION COMPANY FOR US$ 110 MILLION (£77 MILLION) ONE OF USA'S TOP FIVE WHOLESALE DISTRIBUTORS OF WATERWORKS, WASTEWATER AND STORM DRAINAGE MATERIALS

Wolseley plc, the world's largest specialist trade distributor of heating and plumbing products has acquired, for cash, all of the issued and outstanding stock of Clayton Acquisition Company ("Clayton") for US$ 110 million (£77 million).

Clayton, which is headquartered in Tampa, Florida, is the fourth largest wholesale distributor of waterworks, wastewater and storm drainage material in the USA. Sales for the year ended 31 August 2001 amounted to US$ 226 million (£157 million). The company operates 31 branches in six states (Florida, Louisiana, Texas, Arkansas, Georgia and Mississippi) and one each in Barbados and Trinidad. Florida accounted for approximately 70% of total revenues in 2001.

This acquisition will give Wolseley a major increase in market share in Florida, which is the fourth largest waterworks market in the USA. It will also give the group a presence in new markets in the fast growing South Eastern region of the USA.

Charles Banks, Group Chief Executive of Wolseley said:

"We are delighted to announce the acquisition of Clayton which substantially increases our presence in Florida and the neighbouring South Eastern States. Clayton's product offering in the waterworks sector complements our own strengths in serving the utilities industry through Ferguson, part of Wolseley's North American Plumbing and Heating division.

This acquisition is in line with our strategy to expand the business through a combination of organic growth and bolt on acquisitions, which we can use as a platform for further growth. We look forward to combining the strengths of Ferguson with Clayton, to better serve our waterworks and industrial customers."

Enquiries:

Wolseley plc

Steve Webster, Group Finance Director Tel: + 44 118 929 8700
Jacqueline Sinclair-Brown, Director of Corporate Communications

Brunswick
Šophie Fitton (London) Tel: + 44 20 7404 5959
Nina Pawlak (New York) Tel: + 1 212 333 3810

Notes to Editors

Clayton Acquisition Company

The company has eight divisions – four are US domestic distributors of waterworks, wastewater and drainage products, while a fifth distributes these products internationally. The three remaining divisions include a fabrication operation, a High Density Polyethylene Pipe distributor/fabricator and a division that reconditions surplus waterworks and wastewater for resale to distributors and pipe-fabricating companies nationwide. The company has 377 employees.

Wolseley plc

Wolseley plc is the world's largest specialist trade distributor of heating and plumbing products. Last year the group sold over £7 billion worth of heating and plumbing products, building materials, lumber products, pipes, valves and fittings. Wolseley is listed on the London and New York Stock Exchanges and is in the FTSE 100 listed companies.

The company distributes pipes, valves, fittings, central heating equipment, and other building materials from more than 2,750 outlets in Europe and North America.

Wolseley plc's North American plumbing and heating division reported sales of £3 billion (US$ 4.3 billion) for the year ended 31 July 2001. It is the USA's no.1 professional plumbing and heating supply house and operates out of 894 locations across 48 states.

Exhibit 1.3

WOLSELEY PLC - DIRECTOR SHARE PURCHASE

18 April 2002

Ordinary shares of 25p each

Wolseley plc hereby notifies the following director share purchase, executed yesterday:

Director's Name	**No. of shares purchased**	**Purchase price in pence**	**Date of purchase**
James Murray	2,500	715	17.4.02

For and on behalf of Wolseley plc

Edward Parker
Assistant Company Secretary